Investor Update

Roche

Basel, 05 January 2007

The Lancet journal today annonces the first publication of the full length data of the HERA trial as they were presented at the American Society of Clinical Oncology (ASCO) medical congress in May 2006.

Dear Investor,

Please find below the link to the press release issued by The Lancet journal today. It annonces the first publication of the full length data of the HERA trial as they were presented at the American Society of Clinical Oncology (ASCO) medical congress in May 2006.

Link to The Lancet journal: www.roche.com/iru20070105b.pdf

Please do not hesitate to contact us if you have any further questions.

Roche IR Contacts:
Dr. Karl Mahler
Phone: +41 (0) 61 687 85 03
e-mail: karl.mahler@roche.com

Eva Schäfer-Jansen
Phone: +41 (0) 61 688 66 36
e-mail: eva.schaefer-jansen@roche.com

Dianne Young
Phone: +41 (0) 61 688 93 56
e-mail: dianne.young@roche.com

Dr. Zuzana Dobbie
Phone: +41 (0) 61 688 80 27
e-mail: zuzana.dobbie@roche.com

North American investors please contact:
Thomas Kudsk Larsen
Phone: +41 (0)61 687 05 17
Mobile phone: +41 (0)79 829 15 07
e-mail: thomas_kudsk.larsen@roche.com

General inquiries:
International: +41 (0) 61 688 8880
North America: +1 973 562 2233
e-mail: investor.relations@roche.com

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Basel, 05 January 2007

Positive results from a randomized phase II study of Pertuzumab in combination with Gemcitabine for advanced ovarian cancer

Roche and Genentech today announced encouraging results from a randomized Phase II study comparing pertuzumab plus gemcitabine to gemcitabine alone in women with platinum-resistant ovarian, primary peritoneal, or fallopian tube cancer. Data from the study will be submitted for presentation at an upcoming medical meeting.

Pertuzumab or 2C4, a humanized antibody formerly known as Omnitarg, is the first in a new class of investigational agents known as HER dimerization inhibitors (HDIs). Pertuzumab is designed to bind to the HER2 receptor – a protein found on the surface of epithelial cells – and inhibit the ability of HER2 to interact with other HER family receptors (HER1, HER2, HER3, and HER4). HER dimerization (pairing) is believed to play an important role in the growth and formation of several different cancer types.

"Advanced ovarian cancer continues to be a difficult-to-treat cancer with few approved treatment options," said Hal Barron, Genentech senior vice president, Development and chief medical officer. "We are encouraged by the results of this trial, and will continue to analyze the data to help determine next steps for the pertuzumab development program."

In this study, no new or unexpected safety signals were observed. Adverse events were similar to those observed in previous clinical trials of pertuzumab and included fatigue, diarrhea, back pain, and neutropenia. The cardiac safety profile in the pertuzumab arm was similar to that of the gemcitabine-alone arm; there was one congestive heart failure event reported in the pertuzumab arm. More detailed information about adverse events will be available when the data are presented.

About the Study

In this Phase II, placebo-controlled, double-blinded, multi-center study, 130 women with advanced ovarian, primary peritoneal, or fallopian tube cancer were enrolled and received

treatment with pertuzumab plus gemcitabine, or gemcitabine alone. Eligible patients must have experienced disease progression within six months of receiving a platinum-based chemotherapy regimen that did not contain gemcitabine or any other HER receptor targeting agent. Patients who had received more than one prior chemotherapy regimen for platinum-resistant disease, or more than one non-platinum-containing regimen for platinum-sensitive disease, were excluded from the study. The primary endpoint of the study was progression-free survival. Exploratory diagnostic marker data to help evaluate if HER2 receptor activation may be a predictor of clinical response were collected as part of this trial, and are currently being analyzed.

About Pertuzumab

Pertuzumab is a humanized monoclonal antibody designed to bind to the HER2 receptor and inhibit the ability of HER2 to interact with other HER family members (HER1, HER2, HER3, and HER4). The HER signaling pathway plays a role in the formation and growth of numerous cancers, and previous clinical trials of pertuzumab in a single agent setting had suggested clinical activity – including stable disease – in heavily pretreated patients with advanced ovarian and breast cancers. Genentech and Roche are evaluating pertuzumab in solid tumors (ovarian and breast cancers), and in combination with other therapies. Diagnostic analyses to evaluate if HER2 receptor activation may be a predictor of clinical response, with the goal of helping oncologists select patients most likely to respond to pertuzumab, are a component of all ongoing pertuzumab clinical trials.

About Ovarian Cancer

The American Cancer Society (ACS) estimates that in 2006, approximately 20,180 women will have been diagnosed with ovarian cancer and 15,310 will have died of the disease. Ovarian cancer is the eighth most common cancer among women, and is the fifth most common cause of cancer death among women. According to the ACS, fallopian tube cancer and primary peritoneal cancers often are grouped with the ovarian cancer category of tumors, as symptoms and treatment are similar.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As a supplier of innovative products and services for the early detection, prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is a world leader in diagnostics, the leading supplier of medicines for cancer and transplantation and a market leader in virology. In 2005 sales by the Pharmaceuticals Division totalled 27.3 billion Swiss francs, and the Diagnostics Division posted sales of 8.2 billion Swiss francs. Roche employs roughly 70,000 people in 150 countries and has R&D agreements and

strategic alliances with numerous partners; including majority ownership interests in Genentech and Chugai. Additional information about the Roche Group is available on the Internet (www.roche.com).

Roche IR Contacts:

Dr. Karl Mahler
Phone: +41 (0)61 687 85 03
e-mail: karl.mahler@roche.com

Eva Schäfer-Jansen
Phone: +41 (0)61 688 66 36
e-mail: eva.schaefer-jansen@roche.com

Dianne Young
Phone: +41 (0)61 688 93 56
e-mail: dianne.young@roche.com

Dr. Zuzana Dobbie
Phone: +41 (0)61 688 80 27
e-mail: zuzana.dobbie@roche.com

Carla Bedard
Phone: +41 (0)61 687 13 00
e-mail: carla_christine.bedard@roche.com

North American investors please contact:

Thomas Kudsk Larsen
Phone: +1 973 235 3655
Mobile phone: +41 (0)79 829 15 07
e-mail: thomas_kudsk.larsen@roche.com

General inquiries:

International: +41 (0) 61 688 8880
North America: +1 973 562 2233
e-mail: investor.relations@roche.com